ALTI Private Equity Access Fund

April 15, 2020

VIA EDGAR AND OVERNIGHT MAIL

Ken Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALTI Private Equity Access Fund (the “Fund”) Registration Statement on Form N-2 File Nos. 333-235545, 811-23501

Dear Mr. Ellington:

This letter is in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a conversation held March 31, 2020 regarding a Registration Statement on Form N-2 (the “Registration Statement”) relating to the ALTI Private Equity Access Fund (the “Fund”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement.

The following sets forth the Staff’s comments in bold and italics and the Fund’s responses thereto. Capitalized and undefined terms in this letter have the meanings given to such terms in the Registration Statement.

1.	Confirm whether the financial statements for each deal series vehicle or aggregator will be consolidated with the financial statements of the Fund, or describe why the financial statements will not be consolidated. Describe whether these vehicles are an extension of the Fund’s operations and the level of economic interest in each vehicle. Cite applicable US GAAP standards.

RESPONSE: The Fund’s investment adviser, ALTI, LLC (“the Advisor”), expects to consolidate each deal series vehicle into the Fund’s financial statements. These deal series vehicles will each be wholly-owned by the Fund, other than a de minimis equity piece that is expected to be retained by the applicable Transaction Agent. The deal series vehicles do not meet the definition of “Investment Companies” under the Generally Accepted Accounting Principles (“US GAAP”) issued by the Financial Accounting Standards Board (“FASB”) under Accounting Standards Codification (“ASC”) 946 – Financial Services – Investment Companies, given that there is only one investor and one investment in each structure. However, per ASC 946-810-45-3, an Investment Company that holds entities that are wholly-owned subsidiaries and in place to facilitate a service, such as an investment transaction, should still be consolidated even if the subsidiaries are not themselves investment companies. The Advisor believes this is the most appropriate standard to implement when examining consolidation with respect to the deal series vehicles. Expenses from each deal series vehicle will also be consolidated into the consolidated expenses in the Fund’s Expense Table under “Acquired Fund Fees and Expenses.”

The Advisor expects any aggregator vehicles to be investment companies as defined by ASC 946, and hold one private equity investment each that will be fair valued under ASC 820 – Fair Value Measurement and ASC 946, and aggregator vehicles are typically audited by an independent registered public accounting firm. Given that these will not be formed, sponsored, majority-owned or otherwise controlled (as defined by Rule 6-02(a) of Regulation S-X) by the Fund or each respective deal series vehicles, the aggregators would not be consolidated into the operations of the Fund. As the aggregators are not considered any entity other than an investment company, the Advisor intends to follow Rule 6-03(c)(1) of Regulation S-X which precludes consolidation by a registered investment company of any entity other than another investment company with the exception noted in the first paragraph of this response. The Advisor expects that the investments in the aggregator vehicles will generally be valued at net asset value (“NAV”) by the Fund given the fair value methodology and separate audits typically undertaken at the aggregator level.

2.	Please describe whether each co-investment vehicle will be exempt under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Are these vehicles considered investment companies for US GAAP purposes, and discuss whether such vehicles are similar to sidecars.

RESPONSE: Co-investment vehicles (referred to throughout the Registration Statement as [“PE Aggregators”][this term is not used in the Registration Statement]) will generally rely on the exemptions under Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (“1940 Act”). However, the Fund expects deal series vehicles to invest directly into the securities of the underlying privately held company without use of a PE Aggregator in certain cases. The use of PE Aggregator vehicles is dependent on the investment structure created by the private equity sponsor for a respective deal. The Fund will not hold more than 10% ownership in any one Aggregator that relies on the registration exemption under Section 3(c)(1) of the 1940 Act.

In situations where PE Aggregators are used, these vehicles meet the definition of investment companies under US GAAP per ASC 946.

When comparing these vehicles to “sidecars,” the Advisor assumes that the term “sidecar” refers to a blind-pool investment vehicle that a fund manager may create in order to allocate a portion of an investment opportunity or strategy to outside investors when the total size of such investment opportunity or strategy exceeds what would be appropriate for his or her primary fund to invest in alone. The PE Aggregator vehicles that the Fund expects to use are different from such “sidecars” in that they are not blind-pool vehicles used at the discretion of a fund manager but rather an aggregation tool that a fund manager may use for a single, pre-determined investment opportunity in order bring outside investors into a single opportunity without the investors needing to be invested in the manager’s fund.

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3.	Discuss in the response letter the Fund’s methods for accounting for offering costs and include in the response the relevant accounting literature and citations.

RESPONSE: The Fund expects to have a continuous offering period of approximately three years as disclosed in the Registration Statement. As discussed in paragraphs 5-6 of FASB ASC 946-20-25 and 946-20-35-5, offering costs of closed-end funds (such as the Fund) with a continuous offering period should be accounted for as a deferred charge until operations begin and thereafter be amortized to expense over 12 months on a straight-line basis. These offering costs as defined in the FASB ASC glossary include legal fees pertaining to the Fund’s shares offered for sale, registration fees, underwriting and other similar costs, and costs of printing prospectuses for sales purposes.

4.	Page 30 contains a discussion that states: “Upon liquidation of the aggregator (each co-investment) a carried interest charge that will be passed to the applicable Transaction Consultant. Shareholders will pay a pro rata share of asset-based and carried interest fees associated with the Fund’s underlying investments.” Describe how the carried interest is determined, and whether the carried interest is determined based on the Fund’s investment in the aggregator or based on the performance of the underlying investments of the aggregator. Further describe how charges by transaction parties are described in the notes to the fee table.

RESPONSE: Carried interest is calculated based off of the performance of the underlying investment of the PE Aggregator. Each PE Aggregator holds one equity investment opportunity in a private company. When the private equity sponsor managing the transaction sells the private company, the corresponding principle and potential profits from the PE Aggregator are transferred to each investor. The carried interest, when applicable, is calculated off of the total realized gain of the PE Aggregator and remitted to the Transaction Agent while the remaining proceeds are remitted to the Fund, and then ultimately to underlying investors of the Fund in the form of a dividend.

Prior to the liquidation of each PE Aggregator, anticipated carried interest fees will be shown as accrued expenses at the deal series level, which in turn will be consolidated into the Fund’s expense table. The expense table will include information indicating that the carried interest expense is based upon the theoretical liquidation value of the investment, and the accrued carried interest expenses will be adjusted each accounting period based on the change in unrealized value of the applicable investment. The final carried interest calculation will be based on the realized gain of each respective PE Aggregator.

5.	Disclosure on page 5 states that an aggregator will hold one investment opportunity. Please describe how the Fund plans to disclose information on the underlying investment in each aggregator in the Fund’s financial statements and related registration statement so that investors understand the risks of each such investment (e.g., investment name, industry, etc.).

RESPONSE: The Advisor will assess each investment using the guidance featured in ASC 946-10-50, and assuming that each PE Aggregator would hold one investment, so long as an investment exceeds 1% of the Fund’s net assets, acknowledge that look through disclosure will generally be required. The Advisor expects deal series vehicles to be consolidated into the Fund’s financial statements and that each deal series vehicle will correspond to an individual aggregator. The Advisor expects the Fund’s Consolidated Schedule of Investments to reflect the Fund’s investments, through deal series vehicles, in the PE Aggregator vehicles, including the name of each PE Aggregator vehicle (or a sponsor project name in certain situations where there is deal disclosure sensitivity), as well as the geographic location and industry (of the underlying portfolio company held by each PE Aggregator) as required by ASC 946-210-50-1. The Fund believes that disclosing the name of the PE Aggregator along with corresponding geographic location and industry (of the underlying investment held by such PE Aggregator) gives the Fund’s investors direct information about each underlying investment. Since each PE Aggregator will only hold one underlying investment, the geographic location and industry will reflect the ultimate private equity security each PE Aggregator holds. The Fund expects to also include additional disclosures in the Registration Statement that inform investors that the PE Aggregator name will not disclose the name of the underlying portfolio company in most situations, the possibility of higher audit costs associated with such process along with the possibility of future change in accounting or tax laws.

Should you have any questions regarding this letter, please contact me at (212) 506-2275.

Sincerely,

Anna T. Pinedo, Mayer Brown LLP

Cc: Joseph Bonvouloir

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